UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)

Image Entertainment, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

452439102

(CUSIP Number)

David A. Persing, Esq.

Senior Vice President, General Counsel and Secretary

Image Investors Co.

21 Main Street - Court Plaza South, Hackensack, New Jersey 07601

(201) 531-8022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452439102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Image Investors Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,069,767 (Includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,069,767 (Includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,767 (Includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 452439102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John W. Kluge

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,069,767 (Includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,069,767 (Includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,767 (Includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00374N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stuart Subotnick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,069,767 (Includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,069,767 (Includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,767 (Includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

                    This Amendment No. 14 supplements and amends the Schedule 13D (as so amended, the “Schedule 13D”) filed by Image Investors Co., a Delaware corporation (“IIC”), on July 18, 1988, as amended by Amendment No. 1 thereto filed on December 2, 1988, Amendment No. 2 thereto filed on January 12, 1989, Amendment No. 3 thereto filed on January 18, 1989, Amendment No. 4 thereto filed on February 4, 1989, Amendment No. 5 thereto filed on February 15, 1989, Amendment No. 6 thereto filed on May 11, 1989, Amendment No. 7 thereto filed on January 12, 1990 and Amendment No. 8 thereto filed on May 10, 1990, Amendment No. 9 thereto filed on June 25, 1990, Amendment No. 10 thereto filed on June 28, 1990, Amendment No. 11 thereto filed on December 30, 1992, Amendment No. 12 thereto filed on October 29, 1997 and Amendment No. 13 thereto filed on January 6, 1999 in the following respects only (capitalized terms used herein shall have meanings ascribed to such terms in the Schedule 13D).

Item 1.	Security and Issuer
No Amendment
Item 2.	Identity and Background

IIC is a Delaware corporation whose principal business is to make investments.  The address of its principal business and the address of its principal office is 21 Main Street — Court Plaza South, Hackensack, New Jersey 07601.  Attached hereto as Exhibit A is a listing of the name, the residence or business address, the citizenship, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each person who is an executive officer or director of IIC and each person who controls IIC. No corporation or other person is ultimately in control of IIC.  None of the persons named above or in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

IIC used working capital to make its investments of Common Stock of the Issuer. Such amount was contributed by the stockholders of IIC.  The source of such funds was a distribution from Metromedia Company, a general partnership beneficially owned by the stockholders of IIC.

Item 4.	Purpose of Transaction

On March 24, 2003, IIC purchased (i) 567,568 additional shares of Common Stock at a price of $1.85 per share or an aggregate purchase price of $1,050,000 and (ii) was issued warrants to purchase 100,000 additional shares of Common Stock at a price of $2.04 per share (the “Warrants”).  The additional shares of Common Stock and the Warrants were acquired in connection with the Termination and Exchange Agreement entered into between IIC and the Issuer dated March 24, 2003, pursuant to which the Credit Agreement evidencing the $5,000,000 loan from IIC to Issuer was terminated.  As a result of the termination of the Credit Agreement, IIC’s right to convert the loan into 1,379,310 shares of Common Stock was also terminated.

Item 5.	Interest in Securities of the Issuer

(a)   IIC currently owns 6,069,767 shares of Common Stock, which figure includes warrants to purchase 100,000 shares of Common Stock at $2.04 per share. Such 6,069,767 shares constitute approximately 33.2% of the outstanding shares of Common Stock of the Issuer (assuming exercise of the warrants, and based upon the number of such outstanding shares disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2004).

(b) IIC has the sole power to vote and to dispose of such shares and options.
(c) On March 24, 2003, as a result of the Termination and Exchange Agreement, IIC’s right to convert a $5,000,000 loan from IIC to the Issuer into 1,379,310 shares of Common Stock was terminated.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No amendments to sections (a) through (c).

(d)     On March 24, 2003 IIC and the Issuer entered into a Termination and Exchange Agreement, pursuant to which a $5,000,000 loan and the right to convert the loan into 1,379,310 shares of Common Stock were terminated.  Pursuant to the Termination and Exchange Agreement, IIC purchased and Issuer sold 567,568 shares of Common Stock for an aggregate purchase price of $1,050,000, which amount was paid by deducting that amount from the remaining balance due on the $5,000,000 loan.  The remaining balance of $1,553,637.33 was paid in cash pursuant to the Termination and Exchange Agreement.  In addition, Issuer issued to IIC a warrant to purchase up to 100,000 shares of Common Stock at an exercise price of $2.04.

Item 7.	Material to Be Filed as Exhibits

Exhibit A listed below has been amended and the amended Exhibit A is filed herewith.  Exhibits B, C and D listed below have been filed with Amendment No. 12 filed on October 29, 1997.  Exhibit E listed below is filed herewith.

                Exhibit A -             Executive Officers of Image Investors Co.

                Exhibit B -              1987 Stock Purchase Agreement

                Exhibit C -              Shareholders Agreement

                Exhibit D -              Credit Agreement

                Exhibit E -              Termination & Exchange Agreement

SIGNATURES

                                                                                                                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: December 2, 2004

s/Stuart Subotnick
Stuart Subotnick
Executive Vice President
Image Investor Co.

s/John W. Kluge
John W. Kluge

s/Stuart Subotnick
Stuart Subotnick